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UNITED
SECURITIES AND EXC
Washington,

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24191

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___July 1, 2001___ AND ENDING ___June 30, 2002___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JKR & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 S. Coast Hwy., Ste. 202

                                                 (No. and Street)

Laguna Beach   California   92651

(City)   (State)   (Zip Code)

[Stamp: RECD S.E.C. AUG 29 2002]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kemp Richardson, President   (949) 497-4825
                                                                   (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

                              (Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



PROCESSED

SEP 2 0 2002

THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, __J. Kemp Richarson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __JKR & Company, Inc._____, as of

__June 30_____, __2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of __California__

County of __Orange__

Subscribed and sworn (or affirmed) to before me this __22__ day of August 2002

_____
Notary Public

_____
Signature

__President__
_____
Title

SUZIE SELLS
Commission # 1278020
Notary Public - California
Orange County
My Comm. Expires Sep 23, 2004

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of ~~Financial Condition~~. Cash Flows
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

<u>Independent Auditor's Report</u>

Board of Directors
JKR & Company, Inc.

I have audited the accompanying statement of financial condition of JKR & Company, Inc. as of June 30, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JKR & Company, Inc. as of June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
July 18, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

JKR & Company Inc.
Statement of Financial Condition
June 30, 2002

Assets

Cash and cash equivalents	$ 11,415
Marketable securities at market value	213,701
Deposits with clearing firms	37,877
Other receivables	46,291
Securities not readily marketable, at cost	13,700
Property, plant and equipment, net of $64,261 accumulated depreciation	9,618
Investment in partnership	5,334
Prepaid income taxes	1,474
Other assets	2,196
Total assets	**$ 341,606**

Liabilities and Stockholder's Equity

Accounts payable	$ 7,741
Short-term bank loans	32,907
Payable to clearing broker	32,696
Payroll and payroll taxes payable	15,136
Income taxes payable	706
Deferred income taxes payable	13,778
Total liabilities	102,964

Stockholder's equity

Common stock, no par value; 1,000,000 shares authorized,	
2,000 shares issued and outstanding	15,000
Retained earnings	223,642
Total stockholder's equity	238,642
Total liabilities and stockholder's equity	**$ 341,606**

The accompanying notes are an integral part of these financial statements.

-1-

JKR & Company Inc.
Statement of Operations
For the Year Ended June 30, 2002

Revenues

Commissions income	$ 550,908
Management and consulting income	60,290
Trading gains and losses	(104,482)
Interest and dividends income	33,659
Other income	1,502
Total revenues	541,877

Expenses

Employee compensation and benefits	156,000
Commissions and floor brokerage	342,922
Communications	5,365
Occupancy and equipment rental	20,400
Interest	4,305
Taxes, other than income taxes	9,543
Other operating expenses	114,593
Total expenses	653,128
Income (loss) before income taxes	(112,251)

Income taxes

Income taxes, including deferred tax benefits of ($24,113)	(18,764)
Total income taxes	(18,764)
Net income (loss)	$ (93,487)

The accompanying notes are an integral part of these financial statements.

JKR & Company Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2002

	Common Stock	Retained Earnings	Total
Balance, June 30, 2001	$ 15,000	$ 317,129	$ 332,129
Net income (loss)	--	(93,487)	(93,487)
Balance, June 30, 2002	$ 15,000	$ 223,642	$ 238,642

The accompanying notes are an integral part of these financial statements.

JKR & Company Inc.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash Flows from Operating Activities:

Net income (loss)		$ (93,487)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Deprecation	$ 2,570	
Valuation of marketable securities to market	71,622	
(Gain) loss on sale of marketable securities	32,860	
Purchase of marketable securities	(82,418)	
Proceeds from sale of marketable securities	141,354	
(Increase) decrease in assets:		
Clearing deposit	(3,413)	
Prepaid expense	(856)	
Prepaid income taxes	4,643	
Increase (decrease) in liabilities:		
Accounts payable	3,764	
Payable to clearing firm	(16,075)	
Pension plan payable	(28,000)	
Payroll and payroll taxes payable	7,604	
Income taxes payable	706	
Deferred taxes payable	(24,113)	
Total adjustments		110,248
Cash used in operating activities		16,761
Cash Flows from Investing Activities:		
Increase in investment in partnership	(2,235)	
Purchase of equipment	(6,744)	
Cash used in investing activities		(8,979)
Cash Flows from Financing Activities:		
Short-term loan made to related party	(30,810)	
Repayment of loan payable	(5,265)	
Proceeds from issuance of short-term debt	32,907	
Cash used in financing activities		(3,168)
Net increase (decrease) in cash		4,614
Cash, June 30, 2001		6,801
Cash, June 30, 2002		$ 11,415

Supplemental disclosures of cash flow information:

Cash paid for interest	$ 3,900	
Cash paid for income taxes	$ –0–	

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

JKR & Company Inc. (the Company) was incorporated in the state of California on July 30, 1979, under the name Jenks, Kennifer & Richardson, Incorporated. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers (NASD) and Securities Investors Protection Corporation (SIPC). The Company is a full service securities firm doing retail business and a registered investment advisor.

The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Marketable securities consist of common stocks and corporate bonds that are stated at market value. Any unrealized gains and losses resulting from the mark to market are recorded net of realized gains and losses on the income statement in the period incurred.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Advertising cost are expensed as incurred.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Rent expense for the year ended June 30, 2002 was $20,400. Rent is paid on a month to month basis.

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
(Continued)

Deferred taxes are created from temporary differences between income tax and financial reporting. These differences arise primarily from the unrealized gains and losses recognized for financial statement purposes but not for tax purposes.

Note 2: <u>MARKETABLE SECURITIES, AT MARKET VALUE</u>

Marketable securities consist of common stocks and corporate bonds and are carried at market value. The market value as of June 30, 2002 is $213,701. The Company has unrealized gains and losses resulting from mark to market included with realized gains and losses on the income statement as follows:

Realized gains	$ 19,071
Realized losses	(51,931)
Unrealized gains	11,642
Unrealized losses	(83,264)
Total trading gains and losses	$ (104,482)

Note 3: <u>SECURITIES NOT READILY MARKETABLE, AT COST</u>

The securities not readily marketable, at cost, represent an investment by the company, for warrants and common stock, in the NASDAQ Stock Market, Inc. The investment is carried at cost of $13,700.

Note 4: <u>INVESTMENT IN PARTNERSHIP</u>

The Company holds a 5.817% limited partner interest in the Australia Fund Ltd., a limited partnership, that invests in Australian marketable securities. The Company is also a general partner with a 0.73% general partner interest in the Australian Fund Ltd. The investment is carried at market value.

Note 5: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2002 consisted of the following:

Automobile	$ 37,339
Machinery and equipment	30,160
Computer software	2,681
Furniture and fixtures	6,269
	76,449
Less accumulated depreciation	(66,831)
	$ 9,618

Depreciation expense for the year ended June 30, 2002 is $2,570.

Note 6: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. As discussed in Note 1, deferred tax assets and liabilities consist primarily of unrealized gains on marketable securities recognized for financial statement purposes and not for income tax purposes.

The provision for income taxes at June 30, 2002 consisted of the following:

Current income tax provision	
Federal income tax provision	$ 3,236
State income tax provision	2,113
Current income tax provision	5,349
Deferred income taxes (benefit)	
Federal deferred tax (benefit)	(15,335)
State deferred tax (benefit)	(8,778)
Deferred income taxes (benefit)	(24,113)
Total income tax provision(benefit)	$ (18,764)

JKR & Company Inc.
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 7: **PENSION PLAN**

The Company maintains an employee profit sharing trust. The contributions are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company did not contribute to the plan for the year ended June 30, 2002.

Under both of the above plans, an employee receives no vesting until the completion of three years of service, at which time the employee is 100% vested in the plan.

Note 8: **RELATED PARTY TRANSACTIONS**

The Company rents office space from its president. The rental agreement is on a month to month basis. For the year ended June 30, 2002, the Company paid its president $20,400 for rent.

Note 9: **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on June 30, 2002, the Company's net capital of $129,386 exceeded the minimum net capital requirement by $29,386; and the Company's ratio of aggregate indebtedness ($89,186) to net capital was 0.69 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Note 10: **SUBSEQUENT EVENT**

Effective July 1, 2002, after the Company's year end, shares of NASDAQ Stock Market, Inc. began trading openly. At June 30, 2002, the Company accounted for its holding of these shares as securities not readily marketable, at cost. Subsequent to June 30, 2002, the Company began accounting for these as marketable securities, at fair market value. The resulting difference between market value at July 1, 2002, and cost at June 30, 2002 were immaterial.

JKR & Company Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2002

Computation of net capital

Stockholder's equity

Common stock	$ 15,000	
Retained earnings	223,642	
Total stockholder's equity		$ 238,642
Add: Deferred tax payable	13,778	

Less: Non-allowable assets

Property, plant & equipment	(9,618)	
Prepaid taxes	(1,474)	
Securities not readily marketable	(13,700)	
Investment in partnership	(5,334)	
Other receivable	(46,291)	
Other assets	(2,196)	
Total non-allowable assets		(64,835)
Net capital before haircuts		173,807

Haircuts on securities

Common stocks	(34,328)	
Undue concentration	(10,093)	
Total haircuts and undue concentration		(44,421)
Net capital		129,386

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 5,946	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 29,386

Ratio of aggregate indebtedness to net capital	0.69 : 1

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

JKR & Company Inc.
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the Year Ended June 30, 2002

A computation of reserve requirements is not applicable to JKR & Company Inc. as the Company qualifies for exemption under rule 15c3-3 (k) (2).

JKR & Company Inc.
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
For the Year Ended June 30, 2002

Information relating to possession or control requirements is not applicable to JKR & Company Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

JKR & Company, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended June 30, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
JKR & Company, Inc.

In planning and performing my audit of the financial statements of JKR & Company, Inc. for the year ended June 30, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by JKR & Company, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
July 18, 2002

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